UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                      American Mobile Satellite Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02755R 10 3
              ----------------------------------------------------
                                 (CUSIP Number)
    Ms. Chan Su Shan, Company Secretary, Singapore Telecommunications Limited
       31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore
                             (011) (65) 838-2201 */
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 27, 1997
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* With a copy to: Phillip L. Spector, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1615 L Street, N.W., Suite 1300, Washington, DC 20036, (202) 223-7340.

                                       SCHEDULE 13D


CUSIP NO.  02755R 10 3                                   PAGE    2  OF    PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Singapore Telecommunications Limited

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Republic of Singapore

                      7      SOLE VOTING POWER
                                   4,794,046 shares
      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            0 shares

       9              SOLE DISPOSITIVE POWER
                            4,794,046 shares

       10             SHARED DISPOSITIVE POWER

                            0 shares

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,794,046 shares

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.6%

14     TYPE OF REPORTING PERSON

             CO
------ --------------

                                       SCHEDULE 13D




CUSIP NO. 02755R 10 3                                    PAGE    3  OF    PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Temasek Holdings (Private) Limited

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Republic of Singapore

                      7      SOLE VOTING POWER
                                   0 shares
      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            4,794,046 shares

       9              SOLE DISPOSITIVE POWER

                            0 shares

       10             SHARED DISPOSITIVE POWER

                            4,794,046 shares

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.6%

14     TYPE OF REPORTING PERSON

             HC
------ --------------

                         AMENDED SCHEDULE 13D/1/
                         -----------------------


Item 2.  Identity and Background
-------  -----------------------

            Item 2 is amended and restated in its entirety as follows:

            This statement is being filed by Singapore Telecommunications Limited ("Singapore Telecom") and Temasek Holdings (Private) Limited ("Temasek"), both of which are Singapore corporations. (Singapore Telecom and Temasek are collectively referred to herein as the "Reporting Persons".) Singapore Telecom is approximately 82% owned by Temasek, with the remaining 18% owned by members of the public. Temasek is wholly owned by the Government of Singapore.

            Singapore Telecom is principally engaged in the business of operating and providing telecommunications systems and services. The address of its principal business and principal office is 31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore.

            Temasek is an investment holding company of the Government of Singapore, with holdings in a broad range of industry sectors. The address of its principal business and principal office is 8 Shenton Way #38-03, Temasek Tower, Singapore 068811, Republic of Singapore.

            Schedules I and II attached hereto list each executive officer and director of Singapore Telecom and Temasek, respectively, and the business address, present principal occupation or employment, and citizenship of each such executive officer and director, as well as the name and address of any corporation or other organization in which such employment is conducted.

            Neither of the reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedules I and II has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

            Neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedules I and II has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------
/1/ Amending the Amended and Restated Schedule 13D dated December 28, 1995.

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

            Item 3 is amended and restated in its entirety as follows:

            Prior to November 1992, all of Singapore Telecom's holdings of Common Stock were held indirectly through Mtel Space Technologies, L.P. ("Mtel L.P."), a Delaware partnership in which Singapore Telecom's legal predecessor was a limited partner until November 1992./2/ The sole assets of Mtel L.P. were shares of Common Stock. Singapore Telecom provided funds to Mtel L.P. both by purchasing limited partnership units in Mtel L.P. ("Mtel LPUs") and by purchasing convertible debentures issued by Mtel L.P. (the "Mtel Convertible Debentures"). The Mtel Convertible Debentures were, subject to certain conditions, convertible into Mtel LPUs which, upon conversion, were to be redeemed immediately for shares of Common Stock held of record by Mtel L.P.

            At the time Mtel L.P. was restructured in November 1992, Singapore Telecom had contributed $6,667,000 to Mtel L.P. through the purchase of Mtel LPUs and had loaned Mtel L.P. $24,266,355 through the purchase of Mtel Convertible Debentures. All such funds came from the working capital of Singapore Telecom.

            As part of the Mtel L.P. restructuring, all Mtel LPUs held by Singapore Telecom were redeemed for shares of Common Stock, and a portion of the Mtel Convertible Debentures held by Singapore Telecom were converted. After the restructuring, Singapore Telecom held directly 467,810 shares of Common Stock (equivalent to 1,116,363 shares of Common Stock after the December 1993 stock split by the Issuer). In addition, Singapore Telecom continued to hold $14,660,015 principal amount of Mtel Convertible Debentures that, upon conversion into Mtel LPUs, were to be redeemed immediately by Mtel L.P. for 318,841 shares (760,869 post-split shares) of Common Stock held of record by Mtel L.P.

            On December 20, 1993, Singapore Telecom engaged in the transactions that required the filing of an initial statement on Schedule 13D. On that date, Singapore Telecom purchased from the issuer 911,854 shares of Common Stock for a cash purchase price of $18 million. The funds used to make this purchase came from the working capital of Singapore Telecom.

            On that same date, 1,317,460 shares were issued to Singapore Telecom by the Issuer upon conversion by Singapore Telecom of $27,666,677 principal amount of subordinated convertible notes previously issued by the Issuer to Singapore
--------
/2/ In April 1992, pursuant to the Telecommunication Authority of Singapore Act 1992, Singapore Telecom became the successor in interest to telecommunications businesses owned by the Telecommunication Authority of Singapore (which continues to exercise regulatory oversight over those businesses). Unless otherwise indicated by the context, "Singapore Telecom" will be used to refer both to Singapore Telecommunications Limited and to its legal predecessor.

Telecom. The Singapore Telecom funds loaned to the Issuer in connection with such convertible notes ($20 million in August 1992 and $7,666,667 in October
1993) came from the working capital of Singapore Telecom.

            In December 1995, Singapore Telecom delivered to Mtel L.P. a notice of conversion with respect to the remaining Mtel Convertible Debentures. Upon conversion, Singapore Telecom received 8451.71 Mtel LPUs that, as noted above, were to be redeemed immediately by Mtel L.P. in exchange for 760,869 shares of Common Stock held of record by Mtel L.P. On December 27, 1995, Mtel L.P. redeemed the 8451.71 Mtel LPUs and directed the Issuer to transfer the 760,869 shares of Common Stock to Singapore Telecom (effective as of that date).

            On July 1, 1996, upon the closing of a set of agreements providing long-term bank financing for the Issuer, Singapore Telecom received a warrant from the Issuer entitling it to purchase 625,000 shares of Common Stock at an exercise price of $24 per share (the "Original Warrant"). The Original Warrant was received as part of the consideration for Singapore Telecom's guaranty of up to $25 million in principal amount of such long-term financing. The number of shares of Common Stock for which the Original Warrant could be exercised was limited to the extent that certain financial performance tests restricted the Issuer's ability to borrow under the long-term financing arrangements. As of July 1, 1996, the Original Warrant was exercisable for only 406,250 shares of Common Stock.

            On March 27, 1997, Singapore Telecom and the other guarantors of the long-term financing agreed to eliminate these financial performance tests that restricted the Issuer's borrowing ability. As part of this agreement, Singapore Telecom's warrant was amended (the "Amended Warrant") so as to entitle the holder to purchase 687,500 shares of Common Stock at an exercise price of $13 per share. The Amended Warrant is exercisable in full as of March 27, 1997.

            To the best knowledge of the Reporting Persons, the funds used by the persons listed in Schedules I and II to purchase the shares of Common Stock specified in Item 5 below came from personal savings of such persons.

Item 5      Interest in Securities of the Issuer
------      ------------------------------------

            Item 5 is amended and restated in its entirety as follows:

(a) Singapore Telecom owns beneficially 4,794,046 shares of Common Stock. Of this amount, 4,106,546 shares of Common Stock are owned of record by Singapore Telecom, and 687,500 shares of Common Stock could be obtained by Singapore Telecom upon exercise of the Amended Warrant. By reason of its ownership stake in Singapore Telecom, Temasek may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Singapore Telecom.

            Based upon the information contained in the Issuer's Form 10-K dated March 28, 1997, the 4,794,046 shares of Common Stock beneficially owned by

Singapore Telecom constitute approximately 18.6% of the Common Stock outstanding as of February 28, 1997./3/

            To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially own or have the right to acquire shares of Common Stock of the Issuer, except as set forth in the table below:

    Name of
Beneficial Owner           Number of Shares          Percentage
----------------           ----------------          ----------
Lim Toon                        4,000/4/                 *

Raphael Leong Sai               1,000                    *
Mooi

Chua Sock Koong                 5,000                    *


* Less than 0.1%

            The Reporting Persons may be deemed to comprise a group (within the meaning of Section 13(d)(3) of the Act) with the following entities by virtue of certain agreements described in Item 6 below: (1) Hughes Electronics Corporation ("Hughes Electronics") and Hughes Communications Satellite Services, Inc. ("Hughes" and, together with Hughes Electronics, the "Hughes Entities"), an indirect wholly-owned subsidiary of Hughes Electronics; and (2) Space Technologies Investments ("Investments") and the following affiliates of
Investments: Transit Communications, Inc., and Satellite Communications Investments Corporation (collectively with Investments, the "AT&T Entities")./5/

            The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Hughes Entities and the AT&T Entities, and the filing of this statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that either of them is, for purposes of Section
--------
/3/ For the purpose of computing this percentage, the Amended Warrant was deemed to be exercised and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

/4/ Includes 2,000 shares of Common Stock issuable upon the exercise of options granted under the Issuer's Nonemployee Director Stock Option Plan.

/5/ Prior to the conversion of the remaining Mtel Convertible Debentures in December 1995, and the resulting transfer of the 760,869 shares of Common Stock from Mtel L.P. to Singapore Telecom, the following entities might also have been deemed to be part of such group: Mtel L.P., Mtel Space Technologies Corporation ("Mtel Corp.") (Mtel L.P.'s general partner), and Mtel Technologies, Inc. ("Mtel Corp. Affiliate") (Mtel L.P.'s limited partner) (collectively, the "Mtel Group").

13(d) of the Act, the beneficial owner of any of the shares of Common Stock held by the Hughes Entities or the AT&T Entities.

            Based upon the information set forth in the Issuer's Proxy Statement dated April 1, 1996 and the Issuer's Form 10-K dated March 28, 1997, and upon additional information received from the Issuer, the Reporting Persons believe that the Hughes Entities and the AT&T Entities beneficially own the number of shares of Common Stock of the Issuer set forth in the table below, constituting in each case that percentage of the outstanding Common Stock of the Issuer set forth in the table:

Name of Beneficial Owner                        Number of Shares   Percentage/6/
------------------------                        ----------------   -------------

Hughes Communications
  Satellite Services, Inc./7/                          6,691,622          26.6

Hughes Electronics Corporation/8/                      4,125,000          14.1
                                                       ---------          ----

      Hughes Entities as a Group                      10,816,622          37.0

--------------------------------------------------------------------------------

Space Technologies
  Investments, Inc./9/                                 1,855,539           7.2

Transit Communications, Inc.                             681,818           2.7

Satellite Communications
  Investments Corporation/9/                           1,344,067           5.3
                                                       ---------           ---


           AT&T Entities as a Group                    3,881,424          14.9


(b) Singapore Telecom has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the shares of Common Stock of the Issuer beneficially owned by it, subject to the effect of the agreements referred to in Item 6. By reason of its ownership stake in Singapore Telecom, Temasek may be deemed to share the power to direct the vote, or to direct the disposition of, the shares of Common Stock of the Issuer beneficially owned by Singapore Telecom, subject to the effect of the agreements referred to in Item 6.

--------

/6/ For the purpose of computing the percentage of the Common Stock of the Issuer beneficially owned by the entities listed here, warrants held by such entities were deemed to be exercised and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

/7/ Includes 25,000 shares of Common Stock issuable to Hughes upon the exercise of certain warrants previously issued by the Issuer. These Warrants are exercisable through January 19, 2001 at an exercise price of $.01 per share.

/8/ Consists of 4,125,000 shares of Common Stock issuable to Hughes Electronics upon the exercise of a warrant that Hughes Electronics received as part of the consideration for a guaranty that it provided in connection with long-term bank financing for the Issuer. This Warrant, as amended, is exercisable through June 28, 2001 at an exercise price of $13 per share.

/9/ Includes 649,347 shares of Common Stock issuable to Investments and 230,932 shares of Common Stock issuable to Satellite Communications Investments Corporation, respectively, upon the exercise of certain warrants previously issued by the Issuer. These warrants are exercisable through December 20, 1998 at an exercise price of $21 per share of Common Stock.

            To the best knowledge of the Reporting Persons, each of the persons listed in Schedule I or II has sole power to vote and to direct the vote, and sole power to dispose and direct the disposition of, the Common Stock of the Issuer beneficially owned by such person.

(c) As noted under Item 3 above, on July 1, 1996, upon the closing of a set of agreements providing long-term bank financing for the Issuer, Singapore Telecom received the Original Warrant from the Issuer, which entitled it to purchase 625,000 shares of Common Stock at an initial exercise price of $24 per share. The Warrant was received as part of the consideration for Singapore Telecom's guaranty of up to $25 million in principal amount of such long-term financing. On March 27, 1997, in connection with the agreement by Singapore Telecom and the other guarantors to eliminate certain financial performance tests that restricted the Issuer's ability to borrow under the long-term financing arrangements, the Original Warrant was amended so as to entitle the holder to purchase 687,500 shares of Common Stock at an exercise price of $13 per share. The Amended Warrant is exercisable in full as of March 27, 1997.

            To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II has sold or purchased shares of Common Stock during the past sixty days.

            On July 1, 1996, upon the closing of a set of agreements providing long-term bank financing for the Issuer, Hughes Electronics received a warrant from the Issuer that entitled it to purchase 3,750,000 shares of Common Stock at an initial exercise price of $24 per share. This warrant was received as part of the consideration for Hughes Electronics' guaranty of up to $150 million in principal amount of such long-term financing. On March 27, 1997, in connection with the agreement by Hughes Electronics and the other guarantors to eliminate certain financial performance tests that restricted the Issuer's ability to borrow under the long-term financing arrangements, this warrant was amended so as to entitle the holder to purchase 4,125,000 shares of Common Stock at an exercise price of $13 per share. The warrant, as amended, is exercisable in full as of March 27, 1997.

            The Reporting persons are not aware of transactions in shares of Common Stock that were effectuated by the AT&T Entities during the past 60 days.

(d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.

(e)   Not applicable.

Item 6      Contracts, Arrangements, Understandings or Relationships
------      with Respect to Securities of the Issuer
            --------------------------------------------------------

            Item 6 is amended and restated only with respect to the subject headings listed below:

                        *     *     *     *     *

Guaranty Issuance Agreement
---------------------------

            Singapore Telecom, Hughes Electronics, Baron Capital Partners, L.P. (a stockholder of the Issuer) ("Baron," and collectively with Singapore Telecom and Hughes Electronics, the "Guarantors"), the Issuer, and AMSC Subsidiary Corporation (a subsidiary of the Issuer) ("Issuer Subsidiary") are parties to the Guaranty Issuance Agreement dated June 28, 1996. The Guaranty Issuance Agreement specifies the compensation to be provided by the Issuer and the Issuer Subsidiary to Singapore Telecom, Hughes Electronics, and Baron for the issuance by the Guarantors of guaranties of the obligations of the Issuer Subsidiary under the long-term loan agreements that closed on July 1, 1996.

            Under the Guaranty Issuance Agreement, the Issuer Subsidiary agreed to pay each Guarantor a fee equal to 1.5% of the principal amount of its respective guaranty. In addition, the Issuer agreed to issue to each Guarantor a warrant to purchase its respective Pro Rata Share of 5,000,000 shares of Common Stock at an initial exercise price of $24 per share. The Pro Rata Share of each Guarantor was equal to the principal amount of its guaranty divided by $200,000,000. (Section 1)

            In addition, the Issuer and the Issuer Subsidiary agreed that the aggregate outstanding principal amount of the loans under the long-term loan agreements, plus any amounts paid by the Guarantors with respect to principal, would not exceed the Borrowing Limit specified in the Performance Schedule. The Borrowing Limit was set at $130,000,000 during the period July 1, 1996 through November 15, 1996, and was to move up on a quarterly basis thereafter provided that (a) the Issuer Subsidiary had met certain Performance Tests specified in the Performance Schedule, or (b) Guarantors having a Pro Rata Share greater than 50% had waived compliance with the Performance Tests and consented to increased borrowings by the Issuer Subsidiary. (Section 3)

            On March 27, 1997, the Guaranty Issuance Agreement was amended to eliminate the Performance Tests set forth in the Performance Schedule. As amended, the Performance Schedule sets forth a simple Borrowing Limit of $180,000,000 for the second quarter of 1997, which increases to $190,000,000 for the third quarter and $200,000,000 for the fourth quarter of 1997. The amendment to the Guaranty Issuance Agreement also provides that, as consideration for the elimination of the Performance Tests, the warrants issued to the Guarantors are amended to reflect an increase in the aggregate number of warrant shares to 5,500,000 and a change in the exercise price to $13 per share.

            The Guaranty Issuance Agreement also contains a limited intercreditor arrangement among the Guarantors. If any Guarantor makes any payment under its guaranty or acquires any notes or obligations under the long-term loan agreements, thereafter all decisions to act or refrain from acting with respect to the enforcement of such notes or obligations against the Issuer Subsidiary or the Issuer (including enforcement with respect to any collateral security therefor) must be approved by Guarantors having Pro Rata Shares equal to at least 80% of the outstanding obligations so paid or purchased. In addition, if any Guarantor does not make a required payment under its guaranty, and such payment is made by any other Guarantor, then the defaulting Guarantor shall be liable to reimburse the paying Guarantor for such payment on demand, and any amounts which would otherwise be payable to the defaulting Guarantor by the Issuer Subsidiary or the Issuer or with respect to any collateral shall first be paid to the paying Guarantor until such payment has been fully reimbursed. (Section 13)

The Warrant and the Registration Rights Agreement
-------------------------------------------------

            Pursuant to the terms of the Guaranty Issuance Agreement, the Issuer issued to Singapore Telecom the Original Warrant dated June 28, 1996. The Original Warrant entitled Singapore Telecom to purchase from the Issuer 625,000 shares of Common Stock (the "Warrant Share Amount") at a purchase price of $24 per share (the "Exercise Price"). The Original Warrant was exercisable as of July 1, 1996, subject to certain restrictions, with an expiration date of June 28, 2001. (Section 1 of the Warrant)

            The exercise of the Original Warrant was restricted where (a) such exercise would cause the Issuer's Alien Ownership Percentage to exceed the Accepted Alien Ownership Percentage Limitation (which is derived from alien ownership restrictions under Section 310(b) of the Communications Act), or (b) such exercise would require the Issuer to issue Common Stock without first having the stockholder approval necessary under Rule 4460(i)(1)(D) of the National Association of Securities Dealers, Inc. Under specified circumstances where exercise of the Warrant was prevented in whole or in part for either of the foregoing reasons, the Issuer was required to provide the holder of the Warrant with a payment of funds in lieu of the shares of Common Stock that were not issuable to such holder. (Sections 3 and 4 of the Warrant)

            The Warrant Share Amount and the Exercise Price were to be adjusted under certain conditions, including stock splits and asset distributions to holders of Common Stock. (Section 10 of the Warrant)

            In addition to the restrictions upon exercise of the Original Warrant described above, the number of shares of Common Stock for which the Warrant could be exercised was limited to the extent that certain financial performance tests restricted the Issuer's ability to borrow fully under the long-term loan agreements. Specifically, the Warrant provided that it could be exercised at any given time only for the number of shares of Common Stock which was equal to the applicable Warrant Share Amount as in effect from time to time, minus the Warrant Share

Amount multiplied by a fraction, the numerator of which was the amount which, due solely to the applicable Borrowing Limit (as defined in the Guaranty Issuance Agreement) in effect at such time, was not available to the Issuer Subsidiary under the long-term loan agreements, and the denominator of which was $200,000,000. (Section 15 of the Warrant)

            The Original Warrant also provided that the holder was entitled to certain registration rights under the Registration Rights Agreement dated June 28, 1996 with respect to the shares of Common Stock for which the warrant could be exercised (the "Warrant Shares"). (Section 16 of the Warrant)

            On March 27, 1997, pursuant to the amendment to the Guaranty Issuance Agreement described above, the Original Warrant was amended (a) to increase the number of shares of Common Stock issuable upon exercise thereof to 687,500, (b) to adjust the Exercise Price to $13 per share, and (c) to delete
Section 15 of the Original Warrant. The Amended Warrant is fully exercisable as of March 27, 1997.

            Singapore Telecom, Hughes Electronics, Baron, and the Issuer are also parties to the Registration Rights Agreement dated June 28, 1996. The Agreement provides a holder of the Original Warrant or Warrant Shares with certain demand and piggyback registration rights. These registration rights remain in effect with respect to the Amended Warrant and the shares of Common Stock issuable upon the exercise thereof. The same registration rights are provided to the holders of the warrants issued to the other Guarantors (i.e., Hughes Electronics and Baron).

Item 7.   Material to be Filed as Exhibits
-------   --------------------------------

          Item 7 is amended and restated in its entirety as follows:

          Exhibit I -- Joint Filing Agreement dated April 11, 1997.

          Exhibit II -- Amended and Restated Stockholders' Agreement dated December 1, 1993 (previously filed)

          Exhibit III -- Right of First Offer Agreement dated November 30, 1993 (previously filed)

          Exhibit IV -- Letter Agreement dated October 11, 1993 (previously filed)

          Exhibit V -- Principal Stockholder Holdback and Waiver Agreement dated October 20, 1993 (previously filed)

          Exhibit VI -- Amended and Restated Limited Partnership Agreement of Mtel Space Technologies, L.P. dated November 18, 1992 (previously filed)

          Exhibit VII -- Amendment No. 1 to Right of First Offer Agreement dated June 28, 1996 (previously filed)

          Exhibit VIII -- Guaranty Issuance Agreement dated June 28, 1996 (previously filed)

          Exhibit IX -- Warrant dated June 28, 1996 (previously filed)

          Exhibit X -- Registration Rights Agreement dated June 28, 1996 (previously filed)

          Exhibit XI -- Amendment No. 1 to Guaranty Issuance Agreement dated March 27, 1997

          Exhibit XII -- Amendment No. 1 to Warrant Certificates dated March 27, 1997

Signatures
----------


            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              SINGAPORE TELECOMMUNICATIONS LTD.



                              By: /s/ Ho Siaw Hong
                                 --------------------------------------
                                 Name:    Ho Siaw Hong
                                 Title:   Assistant Vice President
                                          (Satellite Services)

Dated: April 11, 1997


                              TEMASEK HOLDINGS (PRIVATE) LTD.



                              By: /s/ Ng Kin Meng
                                 --------------------------------------
                                 Name:    Ng Kin Meng
                                 Title:   Senior Vice President/
                                          Company Secretary

Dated: April 11, 1997

                              EXHIBIT INDEX


            The Exhibit Index is amended and restated in its entirety as follows:



     Exhibit
       No.
     -------

Exhibit I         Joint Filing Agreement dated April 11, 1997.

Exhibit II Amended and Restated Stockholders' Agreement dated December 1, 1993 (previously filed)

Exhibit III       Right of First Offer Agreement
                  dated November 30, 1993 (previously filed)

Exhibit IV        Letter Agreement dated October 11, 1993 (previously filed)

Exhibit V         Principal Stockholder Holdback and Waiver
                  Agreement dated October 20, 1993 (previously filed)

Exhibit VI        Amended and Restated Limited Partnership
                  Agreement of Mtel Space Technologies, L.P.
                  dated November 18, 1992 (previously filed)

Exhibit VII       Amendment No. 1 to Right of First Offer
                  Agreement dated June 28, 1996 (previously filed)

Exhibit VIII Guaranty Issuance Agreement dated June 28, 1996 (previously filed)

Exhibit IX        Warrant dated June 28, 1996 (previously filed)

Exhibit X         Registration Rights Agreement dated June 28,
                  1996 (previously filed)

Exhibit XI        Amendment No. 1 to Guaranty Issuance
                  Agreement dated March 27, 1997

Exhibit XII       Amendment No. 1 to Warrant Certificates dated
                  March 27, 1997


                                          SCHEDULES I AND II



                                               SCHEDULE I


                                  SINGAPORE TELECOMMUNICATIONS LIMITED
                                      DIRECTORS & EXECUTIVE OFFICERS



                                                                    Present Principal
Name                          Position      Business Address      Occupation/Employment      Citizenship
------------------------  ----------------  -----------------  ----------------------------  -----------

Mr. Koh Boon Hwee         Board Member      Singapore Telecom  Executive Chairman            Singapore
                          Chairman          31 Exeter Road     Wuthelam Holdings Pte Ltd.
                                            Comcentre          298 Tiong Bahru Road
                                            Singapore 239732   #08-00 Tiong Bahru Plaza
                                                               Singapore 168730


Mr. Wong Hung Khim        Board Member      Singapore Telecom  Chairman                      Singapore
                          Deputy Chairman   31 Exeter Road     Singapore Bus Service (1978)
                                            Comcentre             Ltd.
                                            Singapore 239732   205 Braddell Road
                                                               Singapore 579701


BG Lee Hsien Yang         Board Member      Singapore Telecom  President & CEO               Singapore
                          President & CEO   31 Exeter Road     Singapore Telecom
                                            Comcentre          31 Exeter Road
                                            Singapore 239732   Comcentre
                                                               Singapore 239732


Dr. Hong Hai              Board Member      Singapore Telecom  President & CEO               Singapore
                                            31 Exeter Road     Haw Par Brothers
                                            Comcentre          International Ltd.
                                            Singapore 239732   180 Clemenceau Avenue
                                                               #08-00 Haw Par Glass Tower
                                                               Singapore 239722

                                                                                                      2



                                                               Present Principal
Name                      Position          Business Address   Occupation/Employment         Citizenship
------------------------  ----------------  -----------------  ----------------------------  -----------

Mr. Lim Chuan Poh         Board Member      Singapore Telecom  Deputy Secretary              Singapore
                                            31 Exeter Road     Ministry of Communications
                                            Comcentre          #39-00 PSA Building
                                            Singapore 239732   460 Alexandra Road
                                                               Singapore 119963



Mr. Lim Ho Kee            Board Member      Singapore Telecom  Executive Vice President      Singapore
                                            31 Exeter Road       & CEO
                                            Comcentre          (East Asia)
                                            Singapore 239732   Union Bank of Switzerland
                                                               80 Raffles Place
                                                               #36-00 UOB Plaza 1
                                                               Singapore 048624


Mr. Quek Poh Huat         Board Member      Singapore Telecom  President                     Singapore
                                            31 Exeter Road     Temasek Holdings Pte Ltd.
                                            Comcentre          8 Shenton Way #38-03
                                            Singapore 239732   Temasek Tower
                                                               Singapore 068811


Col. Lim Chuan Poh        Board Member      Singapore Telecom  Commander 9 Division          Singapore
                                            31 Exeter Road     Ministry of Defence
                                            Comcentre          Selarang Camp
                                            Singapore 239732   1 Selarang Ring Road
                                                               Singapore 507087

                                                                                                  3


                                                               Present Principal
Name                      Position          Business Address   Occupation/Employment         Citizenship
------------------------  ----------------  -----------------  ----------------------------  -----------

Mr. Keith Tay Ah Kee      Board Member      Singapore Telecom  Asia Quest Associates         Singapore
                                            31 Exeter Road        Pte Ltd.
                                            Comcentre          161A Telok Ayer Street
                                            Singapore 239732   Singapore 068615


Mrs. Yu-Foo Yee Shoon     Board Member      Singapore Telecom  Assistant Secretary           Singapore
                                            31 Exeter Road     General
                                            Comcentre          National Trades Union
                                            Singapore 239732   Congress
                                                               Trade Union House
                                                               Shenton Way
                                                               Singapore 068810


Mr. Lim Toon              Executive Vice    Singapore Telecom  Executive Vice President      Singapore
                          President         31 Exeter Road     (International Services)
                            (International  Comcentre          31 Exeter Road
                          Services)         Singapore 239732   Comcentre
                                                               Singapore 239732


Mr. Raphael Leong         Executive Vice    Singapore Telecom  Executive Vice President      Singapore
Sai Mooi                  President         31 Exeter Road      (Local Services)
                          (Local Services)  Comcentre          Singapore Telecom
                                            Singapore 239732   31 Exeter Road
                                                               Comcentre
                                                               Singapore 239732


                                                                                                    4




                                                               Present Principal
Name                      Position          Business Address   Occupation/Employment         Citizenship
------------------------  ----------------  -----------------  ----------------------------  -----------

Ms. Chua Sock Koong       Senior Vice       Singapore Telecom  Senior Vice President         Singapore
                          President         31 Exeter Road     (Corporate Affairs
                          (Corporate        Comcentre            & Finance)
                          Affairs           Singapore 239732   Singapore Telecom
                          & Finance)                           31 Exeter Road
                                                               Comcentre
                                                               Singapore 239732



                                                                                                      5


                               SCHEDULE II

                   TEMASEK HOLDINGS (PRIVATE) LIMITED
                     DIRECTORS & EXECUTIVE OFFICERS




                                                                              Present Principal
Name                         Position               Business Address          Occupation/Employment              Citizenship
----                         --------               ----------------          ---------------------              -----------
Mr. S. Dhanabalan            Chairman               Temasek Holdings          Senior Advisor                     Singapore
                                                    (Private) Limited         Nuri Holdings (S) Pte Ltd
                                                    8 Shenton Way #38-03      9 Oxley Rise
                                                    Temasek Tower             #02-01 The Oxley
                                                    Singapore 068811          Singapore 238697


Mr. Ngiam Tong Dow           Deputy Chairman        Temasek Holdings          Permanent Secretary                Singapore
                                                    (Private) Limited         (Budget & Revenue)
                                                    8 Shenton Way #38-03      Ministry of Finance
                                                    Temasek Tower             Budget Division
                                                    Singapore 068811          100 High Street #10-01
                                                                              The Treasury
                                                                              Singapore 179434






                                                                                                      6



                                                                              Present Principal
Name                         Position               Business Address          Occupation/Employment              Citizenship
----                         --------               ----------------          ---------------------              -----------

Dr. Andrew Chew              Director               Temasek Holdings          Chairman                           Singapore
Guan Khuan                                          (Private) Limited         Central Provident Fund
                                                    8 Shenton Way #38-03      Board
                                                    Temasek Tower             CPF Board
                                                    Singapore 068811          CPF Building #41-00
                                                                              79 Robinson Road
                                                                              Singapore 068897

Mr. Fock Siew Wah            Director               Temasek Holdings          Chairman                           Singapore
                                                    (Private) Limited         Land Transport Authority
                                                    8 Shenton Way #38-03      460 Alexandra Road
                                                    Temasek Tower             PSA Building #28-00
                                                    Singapore 068811          Singapore 119963


Mr. Lim Siong Guan           Director               Temasek Holdings          Permanent Secretary                Singapore
                                                    (Private) Limited         (Public Service Division)
                                                    8 Shenton Way #38-03      Prime Minister's Office
                                                    Temasek Tower             100 High Street #07-01
                                                    Singapore 068811          The Treasury
                                                                              Singapore 179434







                                                                                                      7



                                                                              Present Principal
Name                         Position               Business Address          Occupation/Employment              Citizenship
----                         --------               ----------------          ---------------------              -----------

Mr. Koh Boon Hwee            Director               Temasek Holdings          Executive Chairman                 Singapore
                                                    (Private) Limited         Wuthelam Holdings Pte Ltd
                                                    8 Shenton Way #38-03      298 Tiong Bahru Road
                                                    Temasek Tower             #08-01 Tiong Bahru Plaza
                                                    Singapore 068811          Singapore 168730



Mr. Kua Hong Pak             Director               Temasek Holdings          President & CEO                    Singapore
                                                    (Private) Limited         Times Publishing Group
                                                    8 Shenton Way #38-03      Times Publishing Limited
                                                    Temasek Tower             1 New Industrial Road
                                                    Singapore 068811          Singapore 536196

Mr. Quek Poh Huat            President              Temasek Holdings          Temasek Holdings (Private)         Singapore
                                                    (Private) Limited         Limited
                                                    8 Shenton Way #38-03      8 Shenton Way #38-03
                                                    Temasek Tower             Temasek Tower
                                                    Singapore 068811          Singapore 068811


Mr. Quek Chee Hoon           Executive Vice         Temasek Holdings          Temasek Holdings (Private)         Singapore
                             President              (Private) Limited         Limited
                                                    8 Shenton Way #38-03      8 Shenton Way #38-03
                                                    Temasek Tower             Temasek Tower
                                                    Singapore 068811          Singapore 068811

Mrs. Ng Kin Meng             Company                Temasek Holdings          Temasek Holdings (Private)         Singapore
                             Secretary/             (Private) Limited         Limited
                             Senior Vice            8 Shenton Way #38-03      8 Shenton Way #38-03
                             President              Temasek Tower             Temasek Tower
                                                    Singapore 068811          Singapore 068811